Exhibit 99.1

PRESS RELEASE

WiLAN to Announce Fourth Quarter and Fiscal Year 2014 Financial Results

OTTAWA, Canada – January 22, 2015 – WiLAN (TSX:WIN) (NASD:WILN) will release its financial results for the fourth quarter and fiscal year ended December 31, 2014 on January 29, 2015.

Following the release of its fourth quarter and fiscal year 2014 financial results, WiLAN will host a conference call and audio webcast with Jim Skippen, CEO and Shaun McEwan, CFO at 10:00 AM Eastern Time the same day.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=173447

•To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)

•To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=173447 and accessible by telephone until 11:59 PM ET on April 29, 2015.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13596137

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

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PRESS RELEASE

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will release”, “will host” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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